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SEC FILE NUMBER
8 - 70231

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Huatai Securities (USA), Inc

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

280 PARK AVE, 21 FLOOR EAST
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Bryan Lin		bryanlin@htsc-us.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, PC
(Name – if individual, state last, first, and middle name)

200 Jefferson Park Suite 400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bryan Lin   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of 1-luatai Securities (USA). Inc   , as of December 31   , 2 025   , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Executive Officer

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HUATAI SECURITIES (USA), INC.

Statement of Financial Condition

December 31, 2025

(With Report of Independent Registered Public Accounting Firm)

Huatai Securities (USA), Inc.
Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Those Charged With Governance of
Huatai Securities (USA), Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Huatai Securities (USA), Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2022.

Whippany, New Jersey
March 16, 2026

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Huatai Securities (USA), Inc.
Statement of Financial Condition
December 31, 2025

Assets		
Cash and cash equivalents	$	34,609,318
Restricted cash		27,188,282
Receivables from clearing organization		1,369,920
Accounts receivable		21,508
Receivable from related parties		604,166
Furniture, equipment and leasehold improvements,		
net of accumulated depreciation and amortization of $726,317		522,190
Operating lease right-of-use asset		6,969,660
Prepaid expenses		257,055
Other assets		254,319
Total assets	$	71,796,418
Liabilities and stockholder's equity		
Accrued expenses	$	2,629,471
Unearned revenue		312,500
Operating lease liability		7,943,797
Payable to related party		133,574
Total liabilities		11,019,342
Stockholder's equity:		
Common stock, $0.01 par value. Authorized, issued and outstanding 10,000 shares		100
Additional paid-in capital		111,588,320
Accumulated deficit		(50,811,344)
Total stockholder's equity:		60,777,076
Total liabilities and stockholder's equity	$	71,796,418

The accompanying notes are an integral part of this statement of financial condition.

Huatai Securities (USA), Inc.
Statement of Financial Condition
December 31, 2025

1. Organization and Nature of Business

Huatai Securities (USA), Inc. (the "Company") is incorporated in Delaware on August 24, 2018 and is wholly owned by Huatai International Financial Holdings Company Limited (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and received approval to commence business operations from the Financial Industry Regulatory Authority, Inc. ("FINRA") effective June 3, 2019.

The Company is approved to conduct the following businesses, all solely with institutional investors:

- Solicitation of investors in connection with primary and secondary market placements of U.S.- and Hong Kong-listed and regional securities (equity and debt), including acting as an underwriter in firm commitment or best efforts registered offerings, or as an initial purchaser in unregistered offerings, including Rule 144A offerings;
- Acting as a placement agent in the private placements of securities;
- Facilitating and arranging deals in investments, including primary and secondary market placements of U.S.- and Hong Kong-listed securities (equity and debt), including acting as underwriter in firm commitment or best efforts registered offerings, selling agent, solicitation, reception and handling of investors' orders in the U.S.;
- Soliciting clients for, and completing account opening and related procedures for securities relationships between its affiliates;
- Providing information to U.S. investors (existing and potential clients), including distribution of third-party research reports, generally prepared by its Hong Kong and People's Republic of China affiliates;
- M&A advisory activities;
- Acting as broker in secondary market transactions in non-U.S.-listed securities for U.S. institutional investors, which transactions may be executed and settled by a non-U.S. broker-dealer affiliate of the Company; and
- Trading securities for its own account.
- Acts as a chaperone pursuant to SEC Rule 15a-6.

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of statement of financial condition in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Huatai Securities (USA), Inc.
Statement of Financial Condition
December 31, 2025

2. Summary of Significant Accounting Policies - continued

Operating lease right of use asset and operating lease liability

The Company accounts for its material leases in accordance with ASC Topic 842, "Leases" ("ASC 842"). The guidance requires the recognition of right-of-use assets and lease liabilities on the statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous U.S. GAAP requirements, which did not require lease assets and lease liabilities to be recognized for most leases.

The Company leases office space in New York City, its base of operations and the location of all of its employees. This lease term commenced in November 2022 and expires on November 30, 2035, and provides for a renewal option of 5 years. The renewal options have not been included in the lease liability calculation, since it is not reasonably certain that they will be exercised, based on general uncertainties that come with the passage of time.

The undiscounted maturity of the non-cancellable lease payments under the current lease agreement as of December 31, 2025 are as follows:

Year ending December 31,

2026	$	1,028,215
2027		1,031,940
2028		1,072,920
2029		1,072,920
2030		1,072,920
2031 - 2035		5,454,010
Total undiscounted lease payments	$	10,732,925

The imputed interest included in computation of the lease liability as of December 31, 2025 was $$2,789,128 calculated using a discount rate of 6.25%%. Because the rates implicit in the leases are generally not available, the Company utilizes its incremental borrowing rate as the discount rate.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Equipment is depreciated using the straight line method, based on the estimated useful life. Leasehold improvements are amortized using the straight line method over the shorter of their useful lives or the terms of the respective lease.

Huatai Securities (USA), Inc.
Statement of Financial Condition
December 31, 2025

2. Summary of Significant Accounting Policies - continued

Income Taxes

The Company uses the asset and liability method to provide for income taxes in accordance with ASC 740, "Income Taxes". Deferred tax assets and liabilities are recorded and adjusted for the future tax consequences of events that have been recorded in the statement of financial condition or the tax returns. Differences between the carrying amounts of existing assets and liabilities in the statement of financial condition and their respective tax bases are attributable to these deferrals. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

The Company accounts for uncertainties in income taxes pursuant to ASC 740, "Income Taxes". ASC 740 requires that the Company determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the statement of financial condition.

3. Cash, Cash Equivalents, and Restricted Cash

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. At December 31, 2025, cash and cash equivalents consist of a certificate of deposit with interest rate of 4.05% and a checking account at a major bank which is insured up to $250,000 by the Federal Deposit Insurance Corporation ("FDIC") resulting in a balance in excess of such insurance coverage of $34,359,318. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

The Company also has restricted cash in the form of a certificates of deposit in the amount of $27,188,282 at December 31, 2025. Withdrawal of these funds is subject to a withdrawal penalty if taken before maturity and the release of funds is subject to approval by the bank. The Company treats these CD's as restricted cash, which is consistent with the SEC Uniform Net Capital Rule.

4. Furniture, Equipment and Leasehold Improvements

The Company's Furniture, Equipment and Leasehold Improvements, at December 31, 2025, are summarized as follows:

Leasehold improvements	$	429,425
Equipment		426,799
Furniture and fixtures		392,283
Less accumulated depreciation and amortization		(726,317)
Total	$	522,190

5. Related Party Transactions

The Company may, from time to time, share in the services provided by one or more third-party vendors paid by the Company's affiliates, Huatai Financial Holdings (Hong Kong) Limited ("Huatai HK") and Huatai United Securities Co. Ltd., or pay certain travel and lodging expenses for personnel of its affiliates.

For the year ended December 31, 2025, the Company earned consulting fees from Huatai Securities Co. Ltd. ("Huatai China") $234,861 from Huatai China. The Company also paid $35,000 on behalf of its affiliates. At December 31, 2025, $95,338 of related receivable is outstanding and is included in Receivable from related parties on the statement of financial condition.

For the year ended December 31, 2025, the Company earned commissions relating to transactions with Huatai. At December 31, 2025, $508,828 of these fees is outstanding and is included in Receivable from related parties on the statement of financial condition.

At December 31, 2025, the firm had a payable related to research fees provided by Huatai HK in the amount of $133,574, which was reported as Payable to related party on the statement of financial condition.

6. Income taxes

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities. At December 31, 2025, the Company has a federal net operating loss carryforward ("NOL") of approximately $8,984,506, which will be carried forward indefinitely. The Company also has NOL's for California, Massachusetts, New York State, and New York City of $315,424, $68,901, $1,617,976 and $1,339,651, respectively. Management has determined that the 2025 tax returns for California and Massachusetts will be filed as final. Consequently, the NOLs associated with these jurisdictions will expire unused and will not be available to offset future taxable income. NOL's for New York State and New York City will begin to expire in 2039. The Company also has timing differences primarily attributable to right of use assets and lease liability amortization, depreciation and bonus accruals which will increase the Company tax deductions by ($1,349,739). The NOLs and other timing differences created a cumulative deferred tax asset of $12,326,458 as of December 31, 2025. The Company recorded a full valuation allowance against its deferred tax assets, as future realization is uncertain.

The Company records uncertain tax positions in accordance with ASC 740 "Accounting for Uncertainty in Income Taxes" on the basis noted in note (2) above.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital as defined. The Company computes its net capital under the alternative method permitted by the net capital rule, which requires that minimum net capital shall not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2025, the Company had net capital of $21,782,796, which was $21,532,796 in excess of its required net capital of $250,000.

8. Credit Losses on Financial Instruments

The Company accounts for estimated credit losses on financial assets measured at amortized cost basis in accordance with FASB, ASC 326. The Company's estimate of expected credit losses considers the expected risk of credit loss even if that risk is remote, regardless of the method applied to estimate credit losses.

The Company, however, is not required to measure expected credit losses on a financial asset (or group of financial assets) in which historical credit loss information adjusted for current conditions and reasonable and supportable forecasts results in an expectation that nonpayment of the amortized cost basis is remote.

Receivables from clearing organization

These amounts consist of a $1,319,842 balance with StoneX Financial Inc and $50,078 balance with Mirae Asset Securities. The Company maintains awareness of the creditworthiness of the clearing organizations. Also, the regulatory community constantly maintains its awareness of the liquidity of these organizations. Based on the current credit rating of StoneX Financial Inc., the Company expects a de minimis loss and therefore is not required to estimate or recognize an allowance for credit losses.

Accounts receivable

The Company's receivables from external parties consist primarily of trading commissions and research services fees due from institutional counterparties. As of December 31, 2024 and December 31, 2025, the accounts receivable totaled $833,270 and $21,508 respectively.

Management evaluates the allowance for credit losses by considering historical loss experience, current conditions, and reasonable forecasts of future economic conditions. In the securities industry, these receivables are generally settled through established clearing platforms with short-term settlement cycles and very low credit risk.

Based on management's forward-looking assessment and the robust nature of industry settlement processes, the risk of non-payment is deemed remote. Accordingly, the Company has determined that any expected credit losses are immaterial, and no allowance for credit losses was recorded as of December 31, 2025.

9. Contingencies

The Company was among certain underwriters of Hesai Group Ltd. (HSAI") named in a class action lawsuit filed in the state court of New York in connection to HSAI's January 2023 initial public offering. On December 29, 2025, the Defendants including the Company, moved to dismiss the amended complaint. A partial dismissal was granted on February 18, 2026. As such, the Company did not incur any financial obligations related to this litigation.

10. Employee Benefit Plan

The Company has a 401(k) Plan whereby employees voluntarily participate in the Plan. Employees may contribute up to 15% of their salary subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 50% of the employees' contribution, subject to limits based on federal tax laws, and then employees have the ability to make discretionary contributions above the matching contribution. However, matching contributions cannot exceed defined limits set by the Company.

11. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services all solely with institutional investors (see Note 1). The Company has identified its Chief Executive Officer and Chief Compliance Officer as the chief operating decision maker ("CODM") group, which uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

12.   Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2025 that would require recognition or disclosure in this statement of financial condition through March 16, 2026, which is the issuance date of this statement of financial condition There were no subsequent events which would require disclosure in the footnotes to the statement of financial condition.